CoPeace

GROW YOUR MONEY FOR GOOD

Certified B Corporation

This company meets the highest standards of social and environmental impact

THE PROBLEM



There is a misconception profits and positive impact are **mutually exclusive**



Investment opportunities in the impact space are **not truly aligned** with achieving impact goals



Direct investment options are not **equally accessible** to all potential investors

THE SOLUTION

CoPeace

CoPeace is a first-of-its-kind holding company, building a portfolio of carefully selected for-profit companies having measurable social and environmental impact. Investing in CoPeace is available to everyone.

THE SOLUTION

GROW YOUR MONEY FOR GOOD



Provide an affordable investment option, **prioritizing long-term impact**, while striving for financial returns



Utilize investor capital to purchase **controlling interest** in complementary, purpose-driven holdings



Create **a path for anyone** to participate in impact investing, including communities overlooked in traditional investing

WHY A
HOLDING COMPANY MODEL



Strength in complementary holdings

CoPeace is crafting a portfolio of **synergistic companies**, which can work in unison to promote **portfolio-wide growth** and **increase impact** potential



Greatest opportunity for impact

CoPeace is able to inject capital into **multiple organizations and industries**, directly impacting the world



Influence over holding's direction

CoPeace owns a **controlling interest** in a majority of its portfolio companies – ensuring projects continue to have impact, while **maintaining fiscal responsibility**

SUSTAINABLE INVESTING 101

EXCLUSIONARY APPROACH

"LESS OF THAT"

Exclusionary investing addresses doing **less bad** and is commonly referred to as "**negative screening**." This approach focuses on **excluding industries** such as fossil fuels, gun manufacturing, for-profit prisons, etc.

INTEGRATED APPROACH

"MORE OF THIS"

This approach invests in companies providing **active business improvements** to supply chains, employee health with **passive involvement** in social and/or environmental causes

IMPACT APPROACH

"LET'S SOLVE IT"

Impact companies actively address social and environmental problems as **a core value of the business**. This approach invests in for-profit entities providing **measurable positive impact**

CURRENT IMPACT SPACE

OPTION #1

Self-described "socially-conscious" mutual funds and ETFs select publicly-traded companies doing **"less bad"** with no input from investors. These funds still **prioritize financial gain** ahead of impact.

OPTION #2

Individual investors conduct **independent financial and impact analysis**, requiring strong financial understanding, impact measurement, and **large sums of capital**.

AND ?

Currently, **no services exist for everyday consumers** to invest in the impact space without a strong understanding of the industry, financial literacy, time, and lots of money.

MARKET VALIDATION

95%

Millennials and Generation Z express interest in **sustainable investing** practices [1]

$12 trillion

the growing size of the sustainable investing space - a **38% increase** over two years [2]

65%

of investment professionals cited **a lack of available products** as a barrier to participating in sustainable investing [1]



A majority of Millennials and Generation Z consider the **climate crisis** to be their primary concern [3]

[1] Morgan Stanley 2019 Institute for Sustainable Investing Study
[2] US SIF 2018 Report on US Sustainable, Responsible and Impact Investing Trends
[3] Deloitte 2019 Global Millennial Survey

OUR SELECTION PROCESS

HEAD
Identify potential companies with innovative, marketable concepts and strong leadership team

HEART
Target companies combating world problems with measurable impact

MATH
Critically analyze all potential targets through a series of economic models and financial projections focused on identifying positive growth and potential target returns

PORTFOLIO CRITERIA

SOCIAL & ENVIRONMENTAL CONSIDERATIONS

Companies striving for measurable, positive impact toward a social or environmental problem

MANAGERIAL HEALTH OF THE COMPANY

Companies with a competent management team and sound board leadership

TRANSPARENCY & ACCOUNTABILITY

Measurable impact shown through finance, policy, and information sharing

PROFITABILITY

Positive profit margins or viable potential for profit within a reasonable period of time

FOCUS AREAS

- CLIMATE CRISIS
- ECONOMIC EQUALITY
- CLEANTECH
- SOCIAL JUSTICE

EARLY HOLDINGS

UNCHARTED POWER
POWER, REDEFINED.

Energy company addressing the transmission and storage of power to all communities



DID YOU KNOW?

Jessica O. Matthews, Uncharted Power CEO and founder, raised over $7 million in the Series A offering

AST
ADVANCED SUSTAINABLE TECHNOLOGIES

Cleantech company specializing in plasma gasification to dispose of hazardous waste and generate electricity

CoFi LLC
A COPEACE COMPANY

Financial consulting company providing projections and modeling to growing businesses at an affordable cost

OUR TEAM



Craig Jonas — CEO, BoD

Seasoned entrepreneur
Team builder & leader
Amateur quesadilla chef



Ed Tepper — COO, BoD

Operations specialist
Efficiency expert
Early technology adopter



Meg Masten — CRO, BoD

Organizer extraordinaire
Relationship specialist
Earth and dog lover



Hanan Levin — CFO

Numbers guy
Investment manager
Coke Zero connoisseur



Julian Gill

Technology advocate
Business developer
GSW fan before it was cool



Jacob Miller

Financial analyst
Peer-reviewed author
Token Tolkein geek



Jim Crawford

Visual storyteller
Wordsmith
Current events nerd



Aarti Karnik

Computer genius
Website wizard
Super mom

KEY ADVISORS



Sarah **England** BoD

Respected educator
Science badass



Komathi **Stem** BoD

Respected educator
Science badass



Brad **Thompkins** BoD

Financial whiz
Massage chair CFO



Jeff **Jonas** BoD

Management expert
9-time Emmy winner



Dez **Stone-Menendez** BoD

Startup superstar
Inspiration specialist



Jed **Emerson**

Senior advisor
Impact thoughtleader



Ken **Reed**

Communications advisor
Message crafting



Lindsay **Nichols**

Digital marketing advisor
Word wizard

TIMELINE

2018
Incorporated CoPeace & Seed Funding

2019
Initial Investments

MAY 2020
Private Placement Ends

SUMMER 2020
Current Crowd Funding Offering

CURRENT RAISE

REGULATION CROWDFUNDING OFFERING

3%

ANNUAL DIVIDEND

$120

PER SHARE

B SERIES

PREFERRED SHARES

CoPeace

GROW YOUR MONEY FOR GOOD

contact@copeace.com
www.copeace.com

Certified B Corporation